Gregory T. Sangalis
Senior Vice President / General Counsel and Secretary

June 10, 2014

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated June 4, 2014 related to Service Corporation International's Form 10-K for the fiscal year ended December 31, 2013 filed February 14, 2014 and Form 10-Q for the Quarter Ended March 31, 2014 filed April 25, 2014

File No. 001-06402

Dear Mr. Spirgel:

With respect to the above referenced letter, Service Corporation International respectfully requests that the due date for our response be extended to the end of the day on July 1, 2014. We make this request in order to allow sufficient time for our draft and review process.

Please do not hesitate to contact me if you have any questions or comments.

Sincerely,

/s/ Gregory T. Sangalis
Gregory T. Sangalis
Senior Vice President
General Counsel and Secretary

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-5259 • FAX (866) 548-3984